BANCOLOMBIA ANNOUNCES PRICING OF OFFERING OF NON-VOTING PREFERRED SHARES (“PREFERRED SHARES”)

Medellín, Colombia, March 3, 2014

Today, the Banks’ Board of Directors has set the subscription price for the 110 million Preferred Shares publicly offered in Colombia as a result of a book building process.

The subscription price for each Preferred Share is Twenty Four Thousand Two Hundred pesos (COP 24,200).

When the offer book closed, the total amount of bids presented by investors amounted to 294,786,431 million Preferred Shares equivalent to approximately 2.7 times the offered amount.

Of the total 110 million Preferred Shares to be issued, 82,444,518 million shares will be allocated to investors who exercised preemptive rights at a price that is equal or higher than the subscription price set by Bancolombias’ Board of Directors.

Additionally, the Bank has filed the final prospectus with the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia), the Colombian National Registry of Securities and Issuers (Registro Nacional de Valores y Emisores) and the Colombian Stock Exchange (Bolsa de Valores de Colombia).

The Preferred Shares allocation information will become available on March 10th and can be obtained with the local broker dealers through which investors placed their orders and at the Bank´s web site www.grupobancolombia.com/atunombre.

The Preferred Shares will not be and have not been registered under the Securities Act of 1933 (the “Act”), and may not be sold nor offered in the United States or to any U.S. Person, as defined in the Regulation S of the Act, absent registration or an applicable exemption to the registration requirements. This press release shall not be construed as an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of the Preferred Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837